Exhibit 11

Earnings Per Share Calculations

Basic net loss per share is computed by dividing net loss by the weighted average number of shares outstanding for the year. Diluted loss per share is similar except that the weighted average number of shares outstanding is increased by shares issuable upon exercise of stock options and warrants for which the market price exceeds exercise price, less shares that could have been purchased by the Company with the related proceeds.

	Three Months Ended August 31, 2004		Three Months Ended August 31, 2003
	Basic	Diluted	Basic	Diluted
Net loss	$(88,338)	$(88,338)	$(64,159)	$(64,159)

Average shares outstanding	763,565	763,565	763,565	763,565
Effect of dilutive securities:
Options and Warrants*	0	0	0	0

Equivalent shares	763,565	763,565	763,565	763,565

Loss per share	$(0.12)	$(0.12)	$(0.08)	$(0.08)

* All potential common shares are antidilutive for the periods ended August 31,2004 and 2003 and are excluded from the calculation of loss per share.